Exhibit 99.1

FCA reported Q3 Net revenues at €27.5 billion, up 17% and Adjusted EBIT at €1.3 billion, up 35%, driven by strong performance in NAFTA, Ferrari and Components in addition to continued improvement in EMEA. Group recorded one-off after-tax charges of €602 million (excluded from Adjusted EBIT) mainly to adjust reserves to reflect current regulatory and recall environment. Net industrial debt was reduced to €7.8 billion, down €0.2 billion from prior quarter.

▪	Worldwide shipments were 1.1 million units, in line with Q3 2014. Jeep’s positive performance continued with worldwide shipments up 27%.

▪	Net revenues were €27.5 billion, 17% higher than Q3 2014.

▪	Adjusted EBIT[1] was €1,303 million, up 35% from €968 million in Q3 2014 with NAFTA more than doubling and LATAM returning to profitability despite continuing poor market conditions.

▪	Adjusted net profit[2] was €303 million, compared to €230 million in Q3 2014 while without adjustments there was a Net loss of €299 million compared to a Net profit of €188 million in Q3 2014.

▪	Net industrial debt was €7.8 billion, down €0.2 billion from June 30, 2015. Liquidity remained strong at €24.9 billion.

▪
The Group confirms its full-year guidance as revised upwards in Q2 and notes that Net industrial debt guidance is adjusted to €6.6 - €7.1 billion (€7.5 - €8.0 billion previously) to reflect transactions completed in connection with the Ferrari IPO.

FIAT CHRYSLER AUTOMOBILES – Highlights
Nine months ended September 30,				Three months ended September 30,
2015	2014	Change	(€ million)	2015	2014	Change
3,402	3,393	9	Total shipments (000s)	1,114	1,099	15
83,092	69,006	14,086	Net revenues	27,468	23,553	3,915
2,500	2,157	343	EBIT	360	926	(566)
6,745	5,756	989	EBITDA[3]	1,783	2,166	(383)
3,628	2,591	1,037	Adjusted EBIT[1]	1,303	968	335
647	647	—	Profit/(loss) before taxes	(260)	415	(675)
126	212	(86)	Net profit/(loss)	(299)	188	(487)
853	526	327	Adjusted net profit[2]	303	230	73
0.061	0.132	(0.071)	Basic earnings/(loss) per share (€)	(0.202)	0.143	(0.345)
0.542	0.390	0.152	Adjusted basic earnings/(loss) per share (€)[1]	0.196	0.177	0.02
0.061	0.130	(0.069)	Diluted earnings/(loss) per share (€)	(0.202)	0.142	(0.344)
7,845	7,654 (5)	191	Net industrial debt	7,845	8,021 (4)	(176)
24,877	26,221 (5)	(1,344)	Total available liquidity	24,877	25,366 (4)	(489)

_____________________________
1 Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature.
2 Adjusted net profit is calculated as Net profit/(loss) excluding post-tax impacts of the same items excluded from Adjusted EBIT: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. Adjusted basic EPS is calculated by adjusting Basic EPS for the impact of the same items excluded from Adjusted EBIT. Refer to page 10 for detailed calculation.
3 EBIT plus Depreciation and Amortization.
4 At June 30, 2015.
5 At December 31, 2014.

Net revenues for Q3 2015 were €27.5 billion, an increase of €3.9 billion, or 17% (+6% at constant exchange rates, or CER) from €23.6 billion for Q3 2014. Higher revenues in NAFTA (+35%; +15% CER), EMEA (+13%; +11% CER), Ferrari (+9%; +3% CER), Components (+13%; the same at CER), were partially offset by decreases in LATAM (-30%; -15% CER), APAC (-47%; -49% CER) and Maserati (-21%; -28% CER).
Adjusted EBIT was €1,303 million, up €335 million (+35%; +15% CER) from Q3 2014. Adjusted EBIT excludes a €761 million pre-tax charge for estimated future recall campaign costs for vehicles sold in prior periods in NAFTA due to the Group's change in estimate. Adjusted EBIT also excludes €142 million for the write-down of inventory and incremental incentives for vehicles damaged in the Tianjin (China) port explosion on August 12, 2015 (expected to be recovered through insurance).
NAFTA Adjusted EBIT more than doubled from €554 million in Q3 2014 to €1,186 million primarily driven by higher volumes, improved mix and pricing as well as positive translation impacts, partly offset by increased industrial costs. NAFTA Adjusted EBIT margin continued to improve from 4.2% in Q3 2014 to 6.7% in Q3 2015. For the nine months ended September 30, 2015, NAFTA Adjusted EBIT margin improved to 6.1% from 4.1% for the same period last year and is on track to achieve the full year target of 5.5% to 6.0%. Despite continuing poor market conditions, Adjusted EBIT for LATAM was €28 million, returning to profitability. The €34 million decrease in Adjusted EBIT for LATAM from Q3 2014 was primarily related to lower volumes, partially offset by favorable net pricing and favorable product mix primarily attributable to the newly launched Jeep Renegade. Adjusted EBIT for APAC was a loss of €83 million, a decrease of €252 million from Q3 2014 primarily resulting from lower volumes, the disruption in shipments and other effects from the Tianjin port explosion as well as pricing pressure and negative foreign exchange effects. EMEA posted Adjusted EBIT of €20 million, an increase of €79 million from Q3 2014 due to higher volumes, favorable mix and improved net pricing, partially offset by increased advertising costs.
Net financial expense totaled €620 million, €109 million higher than in Q3 2014, primarily reflecting an increase in debt levels and interest rates in Brazil, partially offset by interest cost savings resulting from the reduction in overall gross debt and refinancing actions in Q2 2015.
Tax expense totaled €39 million, compared to €227 million in Q3 2014, mainly due to decreased profit before tax, partially offset by tax losses in jurisdictions where we do not record benefits on tax losses.
Net profit/(loss) for the quarter was a net loss of €299 million, compared to a net profit of €188 million for Q3 2014. The loss attributable to owners of the parent was €306 million compared with a profit of €174 million for Q3 2014.
Adjusted net profit for the quarter was €303 million, compared with €230 million for Q3 2014.
Net industrial debt at September 30, 2015 was €7.8 billion, down from €8.0 billion at June 30, 2015. The €0.2 billion decrease reflects capital expenditures of €2.2 billion offset by positive cash flows from operating activities of €1.4 billion and €1.0 billion of positive foreign exchange effects primarily related to the devaluation of the Brazilian Real.
Total available liquidity was €24.9 billion at September 30, 2015, down from €25.4 billion at June 30, 2015 primarily reflecting €0.7 billion of operating cash absorption, €0.3 billion related to negative foreign exchange translation effects offset by a €0.5 billion net positive impact related to financing, which includes the draw-down of the €0.6 billion new European Investment Bank financing and the repayment of a bond at maturity of €0.4 billion.

2015 Outlook
The Group confirms its full-year guidance as revised upwards in Q2:
▪Worldwide shipments at ~ 4.8 million units;
▪Net revenues over €110 billion;
▪Adjusted EBIT equal to or in excess of €4.5 billion;
▪Adjusted net profit of ~ €1.2 billion, with Adjusted basic EPS ~ €0.77;
▪Net industrial debt guidance is adjusted to €6.6 - €7.1 billion (from €7.5 to €8.0 billion previously) to reflect transactions completed in connection with the Ferrari IPO.

Figures do not reflect impact of the previously announced spin-off of Ferrari planned for January 2016.

FIAT CHRYSLER AUTOMOBILES
Net debt and available liquidity

(€ million)	September 30, 2015	June 30, 2015	December 31, 2014
Cash maturities (principal)	(30,617)	(31,847)	(32,892)
Bank debt	(12,434)	(12,779)	(13,120)
Capital market instruments (1)	(16,530)	(17,107)	(17,729)
Other debt (2)	(1,653)	(1,961)	(2,043)
Asset-backed financing (3)	(179)	(258)	(469)
Accruals and other adjustments (4)	(347)	(121)	(305)
Gross debt	(31,143)	(32,226)	(33,666)
Cash & marketable securities	20,408	21,349	23,050
Derivative assets/(liabilities)	473	45	(233)
Net debt	(10,262)	(10,832)	(10,849)
Industrial activities	(7,845)	(8,021)	(7,654)
Financial services	(2,417)	(2,811)	(3,195)

Undrawn committed credit lines	4,469	4,017	3,171
Total available liquidity	24,877	25,366	26,221

(1) Includes bonds and other securities issued in the financial markets.
(2) Includes HCT Notes, arrangements accounted for as a lease under IFRIC 4 - Determining whether an arrangement contains a lease, and other non-bank financing.
(3) Advances on sale of receivables and securitizations on book.

(4) At September 30, 2015, includes: adjustments for hedge accounting on financial payables for €(50) million (€(55) million at June 30, 2015; €(67) million at December 31, 2014), current financial receivables from jointly-controlled financial services companies of €32 million (€72 million at June 30, 2015; €58 million at December 31, 2014) and accrued net financial charges of €(329) million (€(138) million at June 30, 2015; €(296) million at December 31, 2014).

Results by Segment

Three months ended September 30, 2015 and 2014

FIAT CHRYSLER AUTOMOBILES
Net revenues and Adjusted EBIT by segment – Three months ended September 30,

Net revenues				Adjusted EBIT
2015	2014	Change	(€ million)	2015	2014	Change
17,704	13,134	4,570	NAFTA	1,186	554	632
1,515	2,162	(647)	LATAM	28	62	(34)
842	1,578	(736)	APAC	(83)	169	(252)
4,611	4,080	531	EMEA	20	(59)	79
723	662	61	Ferrari	140	104	36
516	652	(136)	Maserati	12	90	(78)
2,348	2,086	262	Components (Magneti Marelli, Comau, Teksid)	98	59	39
213	200	13	Other	(48)	(8)	(40)
(1,004)	(1,001)	(3)	Unallocated items and adjustments	(50)	(3)	(47)
27,468	23,553	3,915	Total	1,303	968	335

Nine months ended September 30, 2015 and 2014

FIAT CHRYSLER AUTOMOBILES
Net revenues and Adjusted EBIT by segment – Nine months ended September 30,

Net revenues				Adjusted EBIT
2015	2014	Change	(€ million)	2015	2014	Change
51,067	37,124	13,943	NAFTA	3,114	1,529	1,585
4,917	6,315	(1,398)	LATAM	(116)	169	(285)
3,877	4,597	(720)	APAC	29	414	(385)
14,765	13,031	1,734	EMEA	102	(131)	233
2,110	2,011	99	Ferrari	364	289	75
1,649	2,039	(390)	Maserati	91	210	(119)
7,332	6,240	1,092	Components (Magneti Marelli, Comau, Teksid)	262	172	90
621	602	19	Other	(109)	(49)	(60)
(3,246)	(2,953)	(293)	Unallocated items and adjustments	(109)	(12)	(97)
83,092	69,006	14,086	Total	3,628	2,591	1,037

NAFTA
Nine months ended September 30,				Three months ended September 30,
2015	2014	Change	(€ million)	2015	2014	Change
1,995	1,825	170	Shipments (000s)	685	613	72
51,067	37,124	13,943	Net revenues	17,704	13,134	4,570
3,114	1,529	1,585	Adjusted EBIT	1,186	554	632

Shipments were 685 thousand vehicles (+12%) and sales1 totaled 674 thousand vehicles (+7%). Market share was 12.4% in the U.S and 14.9% in Canada, both consistent with Q3 2014.
Net revenues were €17.7 billion, up 35% (+15% CER) primarily due to volume growth for the Jeep brand as well as favorable foreign currency translation effects.
Adjusted EBIT of €1,186 million, compared with €554 million in Q3 2014, reflects higher volumes, favorable mix, positive net pricing and a positive translation impact, partially offset by increases in recall accrual rates and product costs for vehicle content enhancements, net of purchasing efficiencies. For the nine months ended September 30, 2015, NAFTA Adjusted EBIT margin improved to 6.1% from 4.1% for the same period last year and is on track to achieve the full year target of 5.5% to 6.0%.
Given the recent increase in both the cost and frequency of recall campaigns, the Group has revised its actuarial methodology for the estimate of future recall costs. As a result, an adjustment of €761 million was recognized for the U.S. and Canada related to the change in estimate of future recall campaign costs for vehicles sold in prior periods, which has been excluded from Adjusted EBIT. Q3 2015 Adjusted EBIT includes the effect of increased recall accrual rates for vehicles sold in the period, which amounted to approximately €65 million.
_____________________________
1 For US and Canada, “Sales” represents sales to end customers as reported by the Group’s dealer network.

LATAM
Nine months ended September 30,				Three months ended September 30,
2015	2014	Change	(€ million)	2015	2014	Change
413	610	(197)	Shipments (000s)	140	202	(62)
4,917	6,315	(1,398)	Net revenues	1,515	2,162	(647)
(116)	169	(285)	Adjusted EBIT	28	62	(34)

Shipments were 140 thousand vehicles, a decrease of 31% reflecting continued macroeconomic weakness resulting in poor trading conditions in the region’s principal markets. Market share in Brazil was 19.8%, down 160 bps, due to strong competition and pricing pressures, however the Group remained the leader in the market for Q3 with a 500 bps lead over the nearest competitor. In Argentina, market share declined from 14.1% in Q3 2014 to 11.6% in Q3 2015 mainly due to continued import restrictions. Segment market share for the Jeep Renegade in Brazil grew from 13.2% in Q2 2015 to 25.2%.
Net revenues were €1,515 million, down 30% (-15% CER) primarily due to reduced shipments, which was partially offset by favorable product mix primarily related to the Jeep Renegade and positive net pricing.
Adjusted EBIT was €28 million in Q3 2015, down from €62 million in Q3 2014, primarily related to lower volumes and higher input cost due to inflation, partially offset by favorable net pricing and favorable product mix mainly attributable to the Jeep Renegade.

APAC
Nine months ended September 30,				Three months ended September 30,
2015	2014	Change	(€ million)	2015	2014	Change
123	163	(40)	Shipments (000s)	30	55	(25)
3,877	4,597	(720)	Net revenues	842	1,578	(736)
29	414	(385)	Adjusted EBIT	(83)	169	(252)

Shipments (excluding JVs) totaled 30 thousand vehicles, down 45%, primarily due to declines driven by the impact of the Tianjin (China) port explosion, strong competition from local producers in China, and reduced shipments in Australia due to pricing actions. Group retail sales (including JVs) were 14 thousand vehicles lower than Q3 2014 at 48 thousand vehicles, driven by reduction in market for imported vehicles and interruption of supply due to the Tianjin port being blocked following the explosion at the port in early August.
Net revenues were €842 million, down 47% (49% lower at CER), primarily as a result of the decrease in shipments and the incremental incentives for vehicles related to the Tianjin port explosion.
Adjusted EBIT was negative €83 million, a decrease of €252 million from Q3 2014 driven by lower volumes as well as foreign exchange effects. Adjusted EBIT excludes €142 million for the write-down of inventory and incremental incentives for vehicles damaged in the Tianjin (China) port explosion (expected to be recovered through insurance).

EMEA
Nine months ended September 30,				Three months ended September 30,
2015	2014	Change	(€ million)	2015	2014	Change
843	763	80	Shipments (000s)	250	218	32
14,765	13,031	1,734	Net revenues	4,611	4,080	531
102	(131)	233	Adjusted EBIT	20	(59)	79

Passenger car and light commercial vehicle (LCV) shipments totaled 250 thousand units, up 15% over Q3 2014. Passenger car shipments were up 16% to 197 thousand units and LCVs were up 10% to 53 thousand units. European passenger car market share (EU28+EFTA) was up 20 bps to 5.7% (up 90 bps to 28.3% in Italy). For LCVs, European market share2 (EU28+EFTA) was down at 10.7% (up 100 bps to 44.5% in Italy).
Net revenues were €4,611 million, up 13% (+11% CER) resulting from higher volumes and favorable product mix driven by the all-new Jeep Renegade and Fiat 500X.
Adjusted EBIT for Q3 2015 was €20 million, compared with negative €59 million for Q3 2014. The improvement was primarily attributable to increased shipments and more favorable product mix, reflecting the continued success of the Fiat 500 family and the Jeep brand and cost efficiencies, which were partially offset by higher costs for U.S. imported vehicles due to a stronger U.S. Dollar and increased marketing costs.
_____________________________
2 Due to unavailability of market data for Italy, the figures reported are an extrapolation and discrepancies with actual data could exist.

Ferrari
Nine months ended September 30,				Three months ended September 30,
2015	2014	Change	(€ million)	2015	2014	Change
5,643	5,280	363	Shipments (units)	1,949	1,612	337
2,110	2,011	99	Net revenues	723	662	61
364	289	75	Adjusted EBIT	140	104	36

Net revenues were €723 million, reflecting an increase of €61 million (+9%; +3% CER) from Q3 2014, resulting from higher volumes mainly driven by sales of the new 488 GTB and 458 Speciale A as well as the California T.
Adjusted EBIT of €140 million, compared with €104 million in Q3 2014, primarily reflects an increase in volumes, improved product mix and favorable foreign currency transaction effects.

Maserati
Nine months ended September 30,				Three months ended September 30,
2015	2014	Change	(€ million)	2015	2014	Change
22,503	26,428	(3,925)	Shipments (units)	6,916	8,896	(1,980)
1,649	2,039	(390)	Net revenues	516	652	(136)
91	210	(119)	Adjusted EBIT	12	90	(78)

Net revenues totaled €516 million, down 21% (28% lower at CER) from Q3 2014, primarily due to decreased volumes resulting from weaker segment demand in the U.S. and China and unfavorable product mix.
Adjusted EBIT decreased to €12 million from €90 million in Q3 2014 primarily due to lower volumes, unfavorable mix and an increase in industrial costs.

Components
Nine months ended September 30,				Three months ended September 30,
2015	2014	Change	(€ million)	2015	2014	Change
			Magneti Marelli
5,419	4,770	649	Net revenues	1,744	1,604	140
216	146	70	Adjusted EBIT	84	48	36
			Comau
1,480	1,032	448	Net revenues	480	335	145
47	29	18	Adjusted EBIT	16	9	7
			Teksid
493	480	13	Net revenues	141	152	(11)
(1)	(3)	2	Adjusted EBIT	(2)	2	(4)
			COMPONENTS
7,332	6,240	1,092	Net revenues (*)	2,348	2,086	262
262	172	90	Adjusted EBIT	98	59	39
(*) Net of eliminations

Magneti Marelli
Net revenues were €1,744 million, a 9% increase over Q3 2014, reflecting positive performance in the lighting, electronic systems and powertrain businesses.
Adjusted EBIT was €84 million, an increase of €36 million (+75%) from Q3 2014 primarily related to higher volumes, cost containment actions and efficiencies.

Comau
Net revenues were €480 million, a 43% increase from Q3 2014, primarily due to body assembly, powertrain and robotics businesses.
Adjusted EBIT increased by €7 million from Q3 2014 to €16 million primarily due to increased volumes.

Teksid
Net revenues were €141 million, a 7% decrease from Q3 2014, primarily attributable to a 13% decrease in cast iron business volumes, partially offset by an 18% increase in aluminum business volumes.
Adjusted EBIT was negative €2 million primarily from lower volumes from the cast iron business.

Brand activity in the quarter

The new Fiat 500 was revealed on July 4, exactly eight years after the iconic Fiat 500 was first launched and the Fiat Toro, a new sport compact pick-up truck designed specifically for South America and to be built in Pernambuco, was previewed in September.

Fiat Professional was named "Van Fleet Manufacturer of the Year" for the second year running in the U.K. at the eighth edition of the prestigious annual Commercial Fleet Awards on September 24, recognized for its commitment to the highest standards in terms of operation, innovation and safety. The brand was also named "Green Fleet Manufacturer of the Year". In addition, Fiat Fiorino was awarded "City Van of the Year" for the fourth time, Doblò Cargo was awarded the "Small Van of the Year" award and Ducato received a commendation in the "Large Panel Van of the Year" category.

Comau unveiled its newest robot, Racer3, at the Shanghai National Exhibition and Convention Center in July. The Racer3 is a powerful, high-speed, 6-axis articulated robot built from high-strength aluminum that can be easily mounted on benches, walls, ceilings or on inclined supports. With it being the fastest in its class, the Racer 3 is meant to address the growing demand for fast, cost-effective robotic automation within small to medium-sized enterprises and emerging countries.

Reconciliation of Adjusted EBIT

FIAT CHRYSLER AUTOMOBILES - EBIT to Adjusted EBIT reconciliation
Nine months ended September 30,			Three months ended September 30,
2015	2014	(€ million)	2015	2014
2,500	2,157	EBIT	360	926
761	—	Change in estimate for future recall campaign costs	761	—
80	98	Venezuela charge resulting from change in exchange rate	—	6
81	—	NHTSA consent order	—	—
142	—	Tianjin (China) port explosion	142	—
—	(11)	Gains on the disposal of investments	—	(3)
25	23	Restructuring costs	13	15
15	17	Impairment expense	11	6
24	307(1)	Other	16	18
1,128	434	Total adjustments	943	42
3,628	2,591	Adjusted EBIT	1,303	968

(1) Primarily includes the €495 million charge in Q1 2014 recognized in connection with the UAW Memorandum of Understanding entered into by FCA US in January 2014 partly offset by the €223 million gain on the re-measurement to fair value of the previously exercised options on approximately 10% of FCA US' equity interest in connection with FCA's acquisition of the remaining 41.5 percent ownership interest in FCA US that was previously not owned.

Reconciliation of Adjusted Net profit

Adjusted Net Profit
Nine months ended September 30,			Three months ended September 30,
2015	2014	(€ million)	2015	2014
126	212	Net profit/(loss)	(299)	188
1,128	434	Adjustments (as above)	943	42
(401)	(120)	Total tax impact on adjustments	(341)	—
727	314	Total adjustments, net of taxes	602	42
853	526	Adjusted net profit	303	230

Calculation of Adjusted Basic EPS

Basic EPS - as adjusted
Nine months ended September 30,			Three months ended September 30,
2015	2014		2015	2014
0.061	0.132	Basic earnings/(loss) per share (€/share)	(0.202)	0.143
727	314	Adjustments, net of taxes (€ million)	602	42
0.481	0.258	Total impact of adjustments on Basic EPS (€/share)	0.398	0.034
0.542	0.390	Adjusted Basic EPS (€/share)	0.196	0.177
1,510,274	1,216,815	Weighted average number of shares (thousand)	1,511,370	1,218,007

*********
This document, and in particular the section entitled “2015 Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “intend”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; the Group’s ability to integrate its operations; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures in relation to compliance with environmental, health and safety regulation; developments in labor and industrial relations and developments in applicable labor laws; increases in costs, disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; our ability to achieve the benefits expected from the proposed spin-off of Ferrari; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On October 28, 2015, at 4p.m. GMT, management will hold a conference call to present the 2015 third quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the website prior to the call.

Net debt and available liquidity

London, October 28, 2015